On cNo. 20/06

IAMGOLD THIRD QUARTER FINANCIAL RESULTS

Highlights:

■	Net earnings for the third quarter of 2006 were $13.4 million compared to $4.2 million for the third quarter of 2005.
■	Attributable gold production for the quarter was 140,000 ounces at a cash cost, as defined by the Gold Institute, of US$329/oz.
■	Operating cash flow for the quarter was US$17.9 million.
■	Cash/short term deposits and gold bullion position at September 30, 2006 was $210.3 million valuing the gold bullion at market.
■	On November 8, 2006, the acquisition of Cambior Inc. was completed.

Consolidated Financial Results Summary (US$000’s):
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Net earnings	$13,425	$4,198	$63,114	$14,316
Operating cash flow	$17,919	$1,828	$63,989	$16,041
Net earnings per share, basic	$0.08	$0.03	$0.38	$0.10
Net earnings per share, diluted	$0.08	$0.03	$0.37	$0.10
Operating cash flow per share
- basic and diluted	$0.10	$0.01	$0.38	$0.11
Gold produced (oz) IMG share	140,270	109,294	421,203	330,032
GI cash cost (US$/oz)*	$329	$281	$297	$277
Average gold revenue (US$/oz)	$620	$438	$601	$432
* GI cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Conference Call

A conference call to review the Corporation’s third quarter’s results will take place on Friday, November 10, 2006 at 11:00 a.m. EST. Local call-in number: 416-695-5259, N.A. toll-free: 1-877-888-4210 and Australia toll-free: 800-4222-8835. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. November 10-17, 2006 by dialing local: 416-695-5275, passcode: 632769 and N.A. toll-free: 1-888-509-0081, passcode: 632769. A replay will also be available on IAMGOLD’s website.

Management’s Discussion and Analysis of Financial Position & Results of Operations

(The following report dated November 10, 2006, should be read in conjunction with the Consolidated Financial Statements for September 30, 2006 and related notes thereto which appears elsewhere in this report. All monetary amounts in this MD&A are expressed in US$000’s unless otherwise indicated.)

Acquisitions

Cambior Inc.

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior Inc. (“Cambior”). As consideration for the transaction, the Company issued approximately 116 million common shares along with options and warrants exercisable for approximately 11 million common shares of IAMGOLD. Cambior is an international gold producer with operations, development projects and exploration activities throughout the Americas. The purchase price has been determined to be approximately $1.14 billion, including acquisition costs of $5.0 million.

The acquisition will be accounted for under the purchase method with the fair value of the consideration allocated to the fair value of the identifiable assets and liabilities on the closing date. A preliminary allocation is set out below based on Cambior’s June 30, 2006 balance sheet values.

Cash and cash equivalents	$3,636
Other current assets	110,330
Mining interests	823,189
Development	27,217
Other long-term assets	80,260
Goodwill	500,230
Current liabilities	(112,410)
Asset retirement obligations	(76,045)
Long term portion of forward sales liability	(5,907)
Long term debt	(16,214)
Future income tax	(160,269)
Other liabilities	(32,328)
$1,141,689

As the acquisition was completed on November 8, the results of the transaction are not reflected in the September 30, 2006 financial statements.

Gallery Gold Limited

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”). The financial results and financial position for GGL are incorporated into the Company’s September 30, 2006 financial statements, from the acquisition date, including the results from the Mupane mine in Botswana.

Overview of third quarter results

Net earnings for the third quarter of 2006 were $13.4 million or $0.08 per share compared to $4.2 million or $0.03 per share for the third quarter of 2005. Net earnings for year-to-date 2006 were $63.1 million or $0.38 per share compared to $14.3 million or $0.10 per share for the same period in 2005. The increase in earnings is mainly a result of higher gold prices, and both increased production and cost containment success at the Sadiola and Yatela mines in Mali.

Operating cash flow for the third quarter of 2006 was $17.9 million or $0.10 per share compared to $1.8 million or $0.01 per share for the third quarter of 2005. Operating cash flow for year to date 2006 was $64.0 million or $0.38 per share compared to $16.0 million or $0.11 per share for the same period in 2005. The increase is a result of higher gold prices, good performance at the Sadiola and Yatela operations and dividend distributions received from the Tarkwa and Damang operations of $0.9 million and $9.6 million for the third quarter and year-to-date respectively. In addition, $6.3 million and $18.7 million were received from Tarkwa in the third quarter and year-to-date respectively in the form of loan repayments. These loan repayments are classified as cash flows from investing activities.

Summarized Financial Results
(in $000’s except where noted)
	2006			2005				2004
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
Net earnings	13,425	29,838	19,851	6,178	4,198	2,375	7,743	2,897
Net earnings per share
- basic and diluted	0.08	0.17	0.13	0.04	0.03	0.02	0.05	0.02
Operating cash flow (deficiency)	17,919	24,276	21,794	18,002	1,828	5,680	8,533	(4,713)
Operating cash flow (deficiency) per share
- basic and diluted	0.10	0.14	0.14	0.12	0.01	0.04	0.06	(0.03)
Cash, short-term deposits and gold bullion
(at cost)	170,231	151,275	133,323	94,374	90,799	88,572	84,361	85,436
(at market)	210,331	193,493	170,864	121,673	112,204	104,626	98,998	101,260
Gold produced (000 oz - IMG share)	140	158	123	117	109	114	106	119
Weighted average GI cash cost
($/oz - IMG share)*	329	290	271	276	281	275	273	253
Gold spot price ($/oz)**	622	628	554	485	439	427	427	434

* Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for reconciliations to GAAP.
** Average gold price as per the London pm fix.

IAMGOLD Attributable Production and Costs

	2006			2005
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Production (000 oz)
Sadiola - 38%	46	52	42	43	44	43	38
Yatela - 40%	33	40	33	31	21	23	23
Tarkwa - 18.9%	33	33	36	32	33	37	35
Damang - 18.9%	9	11	12	11	11	11	10
Mupane - 100%	19	22
Total production	140	158	123	117	109	114	106
Total cash cost ($/oz - IMG share)*	348	315	294	304	299	292	283
GI cash cost ($/oz - IMG share)*	329	290	271	276	281	275	273
* Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production at the five operating mines was 28% ahead of production from the third quarter of 2005 but 11% below the second quarter of 2006. The increase from 2005 is mainly a result of the addition of the Mupane mine and excellent performance at the Yatela mine. The decrease from the second quarter 2006 is a result of lower grades being processed in the third quarter at Yatela, Sadiola, Mupane and Damang, less tonnes treated at Mupane and Sadiola, and the effect of the rainy season on the operations in West Africa.

IAMGOLD’s attributable share of gold production in 2006 from the above five operating mines is forecast at 565,000 ounces for the full year, an increase of 5,000 ounces from previous guidance. Estimated total Gold Institute cash cost per ounce for the year, including Mupane from April 1, 2006, is $310 per ounce, an increase of $15 per ounce from previous guidance.

Results of Operations

Mining Interests

	Three Months Ended		Nine Months Ended
($000's)	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Gold revenue	$63,654	$27,904	$176,933	$82,399
Mining costs	30,621	16,499	80,343	53,872
Depreciation and depletion	10,178	4,790	27,927	14,411
Earnings from mining interests	$22,855	$6,615	$68,663	$14,116

Mining interests includes the Company’s proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines and the financial position and results of operations from the 100% owned Mupane mine from April 1, 2006.

The Company’s gold revenue in the third quarter of 2006 was 128% higher than the third quarter of 2005 and 115% higher on a year-to-date basis. The increase in revenue was attributable to a 41% and 39% increase in the gold price (third quarter 2006 to third quarter 2005 and year-to-date 2006 to year-to-date 2005) and a 51% and 49% increase in production (for the same respective periods) at the three mines. The acquisition of the Mupane mine accounts for 28% and 21% of the increase in production with Sadiola and Yatela accounting for the remaining increases of 23% and 29% respectively. The average gold revenue recorded for the three mines was $618 per ounce in the third quarter of 2006 and $602 per ounce year-to-date compared to $439 per ounce and $432 per ounce for the respective periods in 2005. Average gold spot price for the third quarter in 2006 was $622 per ounce and $601 per ounce year-to-date in comparison to $439 per ounce and $432 per ounce for the same periods in 2005.

The Company’s mining costs of $30.6 million and $80.3 million in the third quarter of 2006 and year-to-date were 86% and 49% higher than the respective periods in 2005 as a result of the increased production and the addition of the results of the Mupane mine. Consolidated Gold Institute cash costs increased to $306 per ounce in the third quarter of 2006 and $276 per ounce year-to-date compared to $262 per ounce and $273 per ounce for the same periods in 2005.

Sadiola Mine (IAMGOLD interest—38%)
Summarized Results
100% Basis

	2006			2005
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	5,220	5,900	5,020	5,300	3,720	5,710	4,600
Ore milled (000t)	1,320	1,210	1,110	1,320	1,360	1,170	1,180
Head grade (g/t)	3.1	4.2	3.5	3.0	2.9	3.7	3.4
Recovery (%)	93	85	88	88	92	82	80

Gold production - 100% (000 oz)	121	136	111	112	116	113	101
Gold sales - 100% (000 oz)	127	131	111	116	117	110	102

Gold revenue ($/oz)*	626	628	553	485	439	427	429
Direct cash costs ($/oz)**	268	258	285	298	244	282	295
Production taxes ($/oz)**	39	36	33	30	26	25	26
Total cash costs ($/oz)**	307	294	318	328	270	307	321
Cash cost adjustments ($/oz)**	(38)	(37)	(45)	(39)	(26)	(46)	(33)
GI cash cost ($/oz)**	269	257	273	289	244	261	288
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Tonnages mined for the third quarter were 12% lower than the second quarter of 2006 due to the rainy season and 40% higher than achieved in the third quarter of 2005 as a result of less rainfall in the third quarter of 2006. The head grade of the ore provided to the mill was 26% lower than the second quarter of 2006 and 7% higher than the third quarter of 2005 due to differences in the proportion of sulphide ore being processed. Sulphide ore has a higher head grade compared to oxide ore. In the third quarter of 2006, 100% of the mill feed was oxide material. Sulphide material will be processed during the fourth quarter of 2006.

Direct cash costs, at $32.4 million, were lower than the $35.1 million recorded during the second quarter of 2006 and higher than the $28.3 million during the third quarter of 2005 due to changes in the level of tonnes mined and the cost differential between processing oxide and sulphide material. Oxide ore is less costly to process than sulphide ore. Despite lower total costs than the previous quarter, per ounce cash costs were higher in the third quarter of 2006 at $269, primarily due to fewer ounces produced.

Metallurgical test work continued during the quarter on developing the optimal method for milling the deep sulphide ores. Results of this testwork are expected by the end of the fourth quarter of 2006. A $2.7 million expenditure was also approved in the second quarter to increase the drilling density on the bands of footwall mineralization in the deep sulphides to convert ounces of gold currently in the inferred category to the indicated category.

Additions to capital assets at Sadiola amounted to $1.0 million for the third quarter of 2006 and $5.0 million year-to-date. $2.3 million of the year-to-date amount was spent on the purchase of mining equipment and ancillary mining projects, $0.9 million for the 115 house extension of the mine village and the remainder was spent on a variety of smaller capital projects. Exploration expenditures for the third quarter amounted to $0.6 million and $1.6 million year-to-date, of which $1.0 million was capitalized.

Profit distributions of $22.5 million and $65.0 million were made by Sadiola during the quarter and year-to-date, with IAMGOLD’s share being $8.6 million and $24.7 million for the respective periods. Operating cash flow at Sadiola was $42.6 million and $89.3 million for the third quarter of 2006 and year-to-date.

Yatela Mine (IAMGOLD interest—40%)
Summarized Results
100% Basis
	2006			2005
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	3,540	3,220	3,030	3,170	2,780	4,250	4,200

Ore stacked (000t)	670	810	820	820	720	800	810
Head grade (g/t)	3.0	4.9	4.5	4.0	2.8	2.5	2.6
Gold stacked (oz)	64	128	119	105	65	64	68

Gold production - 100% (000 oz)	84	100	82	78	54	57	58
Gold sales - 100% (000 oz)	84	100	87	80	48	55	62

Gold revenue ($/oz)*	621	627	555	487	438	428	428
Direct cash costs ($/oz)**	227	200	200	226	328	283	248
Production taxes ($/oz)**	37	38	36	31	24	26	29
Total cash costs ($/oz)**	264	238	236	257	352	309	277
Cash cost adjustments ($/oz)**	(25)	(21)	(29)	(36)	(52)	(3)	(9)
GI cash cost ($/oz)**	239	217	207	221	300	306	268
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production for the third quarter of 2006 was 16% lower and 56% higher than production in the second quarter of 2006 and third quarter of 2005, respectively. Gold production for 2006 has been positively impacted by higher grades as mining has progressed to the higher grade portion of the orebody. Third quarter 2006 gold production was lower than the second quarter 2006 production due to lower head grades stacked and less full grade ore being mined from the main Yatela pit primarily due to the onset of the rainy season. A pit cutback and deepening of the main Yatela pit was approved in the first quarter of 2006 and stripping commenced in May. The current design is based on a $US550 gold price and mining will continue until mid 2010. As a result, total tonnes mined were 10% and 27% higher than the second quarter of 2006 and the third quarter of 2005.

Direct cash costs for the quarter were $19.2 million, which is less than the $19.9 million recorded in the second quarter of 2006 and higher than the $17.5 million in the third quarter of 2005. The change is primarily a result of the changes in production levels. Gold Institute cash costs of $239 per ounce were 10% higher than the second quarter of 2006 as a result of lower gold production and 20% lower than the third quarter of 2005 as a result of improved performance on all fronts in 2006.

Capital expenditures at Yatela totaled $0.3 million for the third quarter of 2006 and $0.7 million year-to-date.

During the quarter, Yatela made its first profit distribution to its shareholders of $30.0 million, with IAMGOLD’s share being $12.0 million. During the first half of 2006, Yatela made loan repayments of $53.5 million, with IAMGOLD’s share being $19.4 million, resulting in the Yatela operations becoming debt free as of June 30, 2006. Operating cash flow at Yatela was $31.4 million and $98.0 million for the third quarter of 2006 and year-to-date. Effective July 4, 2006 Yatela became subject to income tax at a rate of 35% upon expiry of the five year income tax-free period and recorded $8.0 million of current income tax expense for the quarter.

Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis
	2006
	3rd Qtr	2nd Qtr
Tonnes mined (000t)	1,920	2,190
Ore milled (000t)	220	240
Head grade (g/t)	3.0	3.3
Recovery (%)	89	87
Gold production - 100% (000 oz)	19	22
Gold sales - 100% (000 oz)	21	24
Gold revenue ($/oz)*	597	591
Direct cash costs ($/oz)**	497	401
Production taxes ($/oz)**	34	30
Total cash costs ($/oz)**	531	431
Stockpile adjustments ($/oz)**	(12)	(36)
GI cash cost ($/oz)**	519	395
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The financial results of Mupane have been incorporated into the Company’s financial results from the date of acquisition of GGL.

As of September 30, 2006, the outstanding forward sales contracts acquired on acquisition of GGL were as follows:
Year	Forward Sales oz	Average Forward Price (US$)	Liability (US$M)

2006	19,444	402	3.9
2007	77,776	402	16.4
2008	77,776	402	17.9
2009	43,888	407	10.5
Total	218,884	403	48.7

The forward sales contracts are accounted for as normal purchase and sales whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the third quarter, 19,444 ounces of gold were delivered under forward sales contracts and 1,650 ounces were sold on a spot basis.

Gold revenue was $12.6 million and $26.9 million for the third quarter and year-to-date and is comprised of the following:
	3rd Qtr	YTD
Forward sales contracts	$7,823	$15,646
Spot sales	998	3,849
Forward sales liability amortization	3,774	7,451
	$12,595	$26,946

Gold production for the third quarter 2006 was 16% lower than the second quarter 2006. This was due to an 8% decrease in tonnes milled, a 9% decrease in the mill head grade and general low level of equipment availability.

The decrease in treated tonnage was caused by two factors, lower mill availability and increasing ore hardness. Mill availability was affected by a mill shutdown to change the ball mill pinion gear and to reline the ball and SAG mills. As the mine moves into deeper fresh rock, the hardness of the ore has increased, resulting in throughput in the milling circuit achieving only 80% of design capacity. The decrease in the head grade was the result of processing lower grade softer oxide material during the month of July while the ball mill was off line.

In order to bring the grinding capacity back to design, a larger mill motor will be required. A suitable replacement motor is presently being sourced, and should be available by the first quarter 2007. This larger motor will allow the mill to process in excess of the original design of 125 tonnes per hour for fresh rock.

Tonnes mined were 12% lower in the second quarter 2006 due to poor equipment availability and limits on the drilling capacity. The contractor mobilized three additional trucks and two additional drills to site during the quarter to overcome these problems.

A liquid oxygen supply was installed during the quarter to resolve issues with sufficient oxygen available in the leach circuit. A new oxygen plant should arrive on site during the fourth quarter 2006 to replace the higher cost liquid oxygen supply.

Direct cash costs of $9.3 million in the third quarter 2006 were higher than the $8.9 million recorded in during the second quarter. Gold institute cash costs for the third quarter were $519 per ounce. Costs were higher during the third quarter due to one time payments to the mining contractor for penalties associated with previous mining and due to the costs associated with the repair work to the ball mill. Costs will remain high during the fourth quarter as the mine strips additional waste and the mill throughput is restricted.

Capital expenditures were $0.5 million and $1.3 million for the third quarter of 2006 and year-to-date. $0.5 million of the year-to-date amount was for the purchase of the oxygen plant with the remainder spent on smaller capital projects.

Operating cash flow at Mupane was negative $8.5 million and negative $8.2 million for the third quarter and year-to-date.

Bank debt of $16.3 million was repaid and call options were repurchased for $3.4 million during the second quarter.

Working Interests
	Three Months Ended		Nine Months Ended
($000's)	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Tarkwa	$4,813	$2,259	$17,961	$10,908
Damang	944	292	4,609	900
Earnings from working interests	$5,757	$2,551	$22,570	$11,808

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine.

Earnings from working interests increased 126% in the third quarter and 91% on a year-to-date basis over the same periods in 2005 mainly as a result of higher gold prices and a lower effective tax rate. This improvement is offset by an increase in cash costs at both mines. Year-to-date costs for 2006 and 2005 include a non-cash and non-recurring increase to earnings relating to future taxes at Tarkwa and Damang of $1.9 million and $2.1 million (IMG share), respectively as a result of a general reduction of effective tax rates in Ghana from 29% to 25% in 2006 and 35% to 29% in 2005. Production at the mines were down slightly relative to the comparative periods in 2005.

The Company’s share of amortization and depreciation expense recorded in the determination of the above earnings are $2.1 million and $6.4 million for the third quarter of 2006 and year-to-date and $2.1 million and $7.1 million for the same periods in 2005.

Tarkwa Mine (IAMGOLD interest—18.9%)
Summarized Results
100% Basis

	2006			2005
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	21,650	22,090	23,850	22,410	24,060	21,870	21,120
Tonnes mined (000t)
- Pre-stripping	2,710	1,330	3,190	-	-	-	-

Heap Leach:
Ore crushed (000t)	4,200	4,260	4,370	4,030	4,140	4,220	4,060
Head grade (g/t)	1.1	1.2	1.2	1.2	1.2	1.3	1.2
Gold stacked (000 oz)	152	166	161	158	157	175	150
Recovery (%)	74	75	75	77	76	77	80
Gold production (000 oz)	110	120	120	111	120	136	126

CIL:
Ore milled (000t)	1,330	1,110	1,300	1,130	1,140	1,180	1,160
Head grade (g/t)	1.5	1.7	1.7	1.6	1.5	1.7	1.8
Recovery (%)	97	97	97	98	97	98	97
Gold production (000 oz)	64	56	72	56	54	63	59
Total gold production & sales		176	192	167	174	199	185
- 100% (000 oz)	174

Gold revenue ($/oz)*	623	626	552	482	437	429	428
Direct cash costs ($/oz)**	348	328	289	297	280	237	223
Production taxes ($/oz)**	19	19	17	14	13	13	13
Total cash costs ($/oz)**	366	347	306	311	293	250	236
Gold-in-process adjustments		(8)	(2)	(16)	(3)	4	2
($/oz)**	(3)
GI cash cost ($/oz)**	363	339	304	295	290	254	238
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production in the third quarter of 2006 was similar to production in the second quarter of 2006 and third quarter of 2005. Overall tonnage mined increased by 4% over the previous quarter and was similar to the third quarter 2005.

Direct cash costs for the quarter were $60.4 million, which were higher than the $57.8 million and $48.8 million recorded in the second quarter of 2006 and the third quarter of 2005 as a result of higher fuel costs, cement and cyanide prices, an increase in maintenance costs for the mining fleet, more tonnes processed and the cost of on-site power generation. During the quarter, Ghanaian companies were requested to reduce their power consumption by up to 50%, necessitating the need for Tarkwa to generate its own power The additional power generation added US$2 million to Tarkwa’s costs during the quarter. Gold Institute cash costs of $363 per ounce were 7% higher than the second quarter of 2006 and 25% higher than the third quarter of 2005.

Pre-stripping at the Teberebie pit, which began in the first quarter of 2006, continued during the quarter. This stripping is being capitalized, and will allow access to ore to feed the CIL plant.

Work continued on the feasibility study for the CIL plant expansion, with the aim of reaching a decision by the end of the fourth quarter of 2006.

Capital expenditures were $12.7 million and $41.8 million during the third quarter of 2006 and year-to-date. $5.8 million of the year-to-date amount was spent on leach pad expansion, $8.5 million was spent on the Teberebie pre-stripping, $10.2 million was spent on the mining fleet with the remainder spent on other smaller capital projects.

Tarkwa made cash distributions of $30.0 million and $110.0 million for the third quarter of 2006 and year-to-date, with IAMGOLD’s share being $6.3 million and $22.6 million for the respective periods. $3.8 million of the year-to-date amount was received as dividends, which is included in the Company’s operating cash flow and the remaining $18.8 million was received as a loan repayment, which is classified as an investing activity. Cash balances at Tarkwa as at September 30, 2006 were $30.2 million. Future cash distributions will be dependant on a decision on the mill expansion.

Damang Mine (IAMGOLD interest—18.9%)
Summarized Results
100% Basis

2006	2005

	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	5,080	4,260	4,180	3,890	3,730	3,810	3,120
Tonnes mined (000t)
- Pit cut back	2,370	2,430	2,570	1,990	1,550
Ore milled (000t)	1,320	1,300	1,380	1,320	1,330	1,260	1,260
Head grade (g/t)	1.2	1.4	1.5	1.5	1.5	1.5	1.4
Recovery (%)	93	93	93	93	93	92	91
Gold production & sales
- 100%(000 oz)	48	56	62	60	57	58	54
Gold revenue ($/oz)*	622	628	550	481	438	428	429
Direct cash costs ($/oz)**	406	342	317	305	322	330	302
Production taxes ($/oz)**	19	19	17	14	13	13	13
Total cash costs ($/oz)**	425	361	334	319	335	343	315
Gold-in-process adjustments		(11)	11	11	36	0	36
($/oz)**	23
GI cash cost ($/oz)**	448	350	345	330	371	343	345
* Gold revenue is calculated as gold sales divided by ounces of gold sold.
** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production in the third quarter of 2006 was 14% and 16% lower than production in the second quarter of 2006 and third quarter of 2005. The decrease in production is a direct result of lower milled grade. Operational tonnes mined increased in the third quarter of 2006 due to increased waste mined. The operating strip ratio increased to 5.2 during the quarter, up from 3.8 in the second quarter of 2006.

The decrease in the milled grade was a result of the depletion of the higher grade Amoanda pit. The depletion of this pit required lower grade surface stockpiles to be processed to maintain the fresh to oxide blend in the mill.

The main source of oxide material during the quarter were the Tomento pits.

Higher grade fresh ore from the Damang cut back should be available in the first half of 2007 as the waste stripping progresses.

Direct cash costs for the quarter were $19.7 million, which is higher than the $19.1 million recorded in the second quarter of 2006 and the $18.4 million in the third quarter of 2005. Gold Institute cash costs increased to $448 per ounce in the third quarter of 2006 due to increased waste mined, the additional cost of on-site power generation and the decrease in gold production.

Capital expenditures were $6.8 million for the third quarter of 2006 and $23.2 million year-to-date. $18.2 million of the year-to-date amount was spent on the pit cut back and the remainder was spent on a variety of small capital projects.

Damang made profit distributions of $5.0 million and $30.0 million for the third quarter of 2006 and year-to-date, with IAMGOLD’s share being $0.9 million and $5.7 million for the respective periods and has been included in the Company’s operating cash flow. Cash balances at Damang as of September 30, 2006 were $17.3 million.

Royalty Interests

	Three Months Ended		Nine Months Ended
($000's)	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Revenue	$2,005	$3,412	$5,162	$7,949
Amortization	1,065	1,899	2,696	4,387
Earnings from Royalty Interests	$940	$1,513	$2,466	$3,562

On April 25, 2006, the Company sold the majority of its gold royalty interests for consideration of $21.9 million. Per the sale agreement, all royalty revenues accruing from the beginning of the year and attributable to the sold royalties were for the benefit of the purchaser. On completion of the sale, the book value of the Company’s royalty interests was reduced by $7.8 million and goodwill was reduced by $12.9 million.

Earnings from royalty interests have decreased 38% and 31% in the third quarter and year-to-date as a result of the sale of the gold royalties.

The Company continues to receive royalty revenue from the Diavik diamond mine in Canada. The Magistral gold mine in Mexico continues to provide royalties from production from the rinsing of the leach pads.

A future tax recovery was recorded in the quarter of $1.7 million relating to the Diavik royalty as a result of a reduction in Canadian Federal income tax rates, which became effective July 1, 2006.

Corporate Administration, Exploration and Development

Corporate administration of $5.0 million for the third quarter of 2006 and $11.3 million year-to-date is higher than the $2.0 million for the third quarter of 2005 and $5.7 million year-to-date due to higher staffing levels, stock option grants at higher exercise prices, general increases in costs, and the addition of a branch office in Perth, Australia as a result of the purchase of GGL.

Exploration expenses of $3.3 million in the third quarter of 2006 and $7.0 million year-to-date were comparable to the $2.3 million expended in the third quarter of 2005 and the $7.0 million year-to-date for 2005. A $0.2 million write-off of exploration properties was recorded in the third quarter and included in exploration expense.

Expenditures on development activities at the Quimsacocha project in Ecuador, the Buckreef project in Tanzania and the area surrounding the Mupane mine in Botswana are being capitalized. Development capitalized was $2.3 million for the third quarter and $6.4 million year-to-date.

Cash Flow

Operating cash flow was $17.9 million for the third quarter of 2006 and $64.0 million year-to-date compared to $1.8 million and $16.0 million for the same periods in 2005. The increase in operating cash flow is a result of improved performances at the Sadiola and Yatela operations, increased gold prices and increased dividend distributions from the Tarkwa and Damang operations.

Financing cash flow was $0.2 million in the third quarter of 2006 and negative $25.5 million year-to-date compared to $2.9 million and negative $2.6 million for the respective periods in 2005. The negative $25.5 million year-to-date figure is primarily attributable to a $16.3 million repayment of debt at Mupane, a $6.6 million repayment of debt at Yatela and the repurchase of call options on Mupane gold production for $3.4 million. These three activities took place in the second quarter.

Investing cash flow was $9.7 million in the third quarter of 2006 and $14.4 million year-to-date compared to negative $18.3 million and negative $24.3 million for the respective periods in 2005. The increase in cash flow is mainly a result of loan repayments received from Tarkwa of $6.3 million during the quarter and $18.8 million year-to-date. In respect of investing activities at the Sadiola, Yatela and Mupane operations, $1.3 million was expended during the third quarter of 2006 and $3.9 million year-to-date.

Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

($ millions)	September 30, 2006	December 31, 2005
Working Capital	$156.9	$114.5
Current Ratio	3.9	5.0

Cash and Short-Term Deposits

($ millions)	September 30, 2006	December 31, 2005
Corporate cash and short-term deposits	$102.4	$53.4
Joint venture cash	18.8	8.0
Total	$121.2	$61.4

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $5.7 million and $3.3 million respectively as at September 30, 2006 and $8.6 million and $7.7 million respectively as at December 31, 2005.

Corporate cash and short-term deposits increased by $11.5 million in the third quarter of 2006 and $49.0 million year-to-date compared to an increase of $4.7 million and $8.0 million in the same periods of 2005. Cash flows that determined these changes are shown below (in $ millions):

	Three Months Ended		Nine Months Ended
Inflows	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Yatela cash receipts	$12.0	$-	$31.4	$3.3
Sadiola cash receipts	8.6	3.8	24.7	8.0
Tarkwa cash receipts	6.3	-	22.6	4.7
Cash proceeds from sale of gold royalties	-	-	13.9	-
Share issuances, net of share issue costs	0.2	2.9	9.6	6.4
Damang cash receipts	0.9	-	5.7	-
Royalties received, net of withholding taxes and gold bullion receipts	2.0	3.1	5.0	7.0
Interest income	0.9	0.3	2.1	0.7
Foreign exchange gain on cash balances	0.1	0.1	0.7	0.2
	$31.0	$10.2	$115.7	$30.3
Outflows
Repayment of Mupane loan	$-	$-	$16.3	$-
Exploration, development and exploration administration	5.4	2.3	13.2	7.0
Corporate administration and taxes	4.6	2.2	9.7	6.3
Dividends	-	-	8.9	7.3
Mupane working capital and other	9.0	-	9.4	-
Purchase of call options	-	-	3.4	-
Gallery Gold acquisition transaction costs, net of cash acquired	-	-	3.2	-
Working capital and other	(1.1)	0.8	0.5	1.5
Other assets	0.8	0.2	1.3	0.2
Cambior transaction costs	0.8	-	0.8	-
	$19.5	$5.5	$66.7	$22.3
Net inflow (outflow)	$11.5	$4.7	$49.0	$8.0

Gold Bullion

At September 30, 2006, the accumulated gold bullion balance was 148,681 ounces at an average cost of $330 per ounce for a total cost of $49.0 million. The market value of the bullion was $89.1 million using a September 30, 2006 gold price of $599 per ounce.

Contractual Obligations

During the nine month period ended September 30, 2006, changes to the Company’s contractual commitments were:

i)	Yatela debt of $6.9 million was repaid, and

ii)	Mupane debt of $16.3 million was repaid.

● ● ● ●

Some of the disclosures included in this interim report for the third quarter of 2006 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstance, future performances may differ materially from projections.

As at November 9, 2006, the number of shares issued and outstanding of the Corporation was 292.1 million.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

For further information contact:

Joseph F. Conway		Grant A. Edey
President & Chief Executive Officer		Officer Chief Financial Officer
Tel: 416-360-4710	North America Toll-Free: 1-888-IMG-999	Fax: 416-360-4750
Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through CCN Matthews’ website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods relating to current period production or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)		2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net earnings from mining operations:
100% owned mine:
Mupane	$(1,351)	$871	$-	$-	$-	$-	$-
Joint ventures:
Sadiola	9,734	10,545	4,463	$1,846	$3,328	$1,632	$1,427
Yatela	5,197	13,695	8,543	3,893	1,521	965	1,874
Working interests:
Tarkwa	4,813	5,963	7,185	2,828	2,259	3,371	5,278
Damang	944	2,049	1,616	831	292	164	444
As per segmented information
note to financial statements	$19,337	$33,123	$21,807	$9,398	$7,400	$6,132	$9,023
Mupane (100%)
Gold revenue	$12,595	$14,351	$-	$-	$-	$-	$-

Mining costs:
Total cash costs	(9,902)	(9,602)	-	-	-	-	-
Stockpile movement	217	801	-	-	-	-	-
Gold Institute cash costs	(9,685)	(8,801)	-	-	-	-	-
Change in bullion inventory	(236)	(678)	-	-	-	-	-
Exploration expensed	(90)	(60)	-	-	-	-	-
Foreign exchange, interest and other	(97)	(110)	-	-	-	-	-
Other non-cash adjustments	-	-	-	-	-	-	-
	(423)	(848)	-	-	-	-	-
Mining costs	(10,108)	(9,649)	-	-	-	-	-
	2,487	4,702	-	-	-	-	-
Depreciation	(3,648)	(4,243)	-	-	-	-	-
Income taxes	(190)	412	-	-	-	-	-
Net earnings (loss) from Mupane	$(1,351)	$871	$-	$-	$-	$-	$-
Gold production - 100% (000 oz)	19	22	-	-	-	-	-
Total cash costs per ounce ($/oz)	$531	$431	$-	$-	$-	$-	$-
Gold Institute cash costs per
ounce ($/oz)	$519	$395	$-	$-	$-	$-	$-

(in $000's except where noted)		2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sadiola (38% proportionate share):
Gold revenue	$30,145	$31,143	$23,361	$21,377	$19,464	$17,855	$16,597
Mining costs:
Total cash costs	(14,123)	(15,212)	(13,442)	(13,963)	(11,917)	(13,202)	(12,259)
Cash cost adjustments:
Stockpile movement	1,204	1,946	1,897	1,686	1,135	1,987	1,273
Gold in process	574	-	-	-	-	-	-
	1,778	1,946	1,897	1,686	1,135	1,987	1,273
Gold Institute cash costs	(12,345)	(13,266)	(11,545)	(12,277)	(10,782)	(11,215)	(10,986)
Change in bullion inventory	(264)	299	21	(242)	(20)	147	(38)
Exploration expensed	(9)	(53)	(145)	(50)	(75)	(181)	(62)
Foreign exchange, interest and other	161	439	(1,456)	(3,797)	(313)	(1,157)	(774)
Other non-cash adjustments	21	24	25	133	132	131	340
	(91)	709	(1,555)	(3,956)	(276)	(1,060)	(534)
Mining costs	(12,436)	(12,557)	(13,100)	(16,233)	(11,058)	(12,275)	(11,520)
	17,709	18,586	10,261	5,144	8,406	5,580	5,077
Depreciation	(2,786)	(3,113)	(2,521)	(3,283)	(3,312)	(3,094)	(2,900)
Income taxes	(5,189)	(4,928)	(3,277)	(15)	(1,766)	(854)	(750)
Net earnings from Sadiola	$9,734	$10,545	$4,463	$1,846	$3,328	$1,632	$1,427
Gold production - 100% (000 oz)	121	136	111	112	116	113	101
Gold production - 38% (000 oz)	46	52	42	43	44	43	38
Total cash costs per ounce ($/oz)	$307	$295	$318	$328	$270	$307	$321
Gold Institute cash costs per
ounce ($/oz)	$269	$257	$273	$289	$244	$261	$288
Yatela (40% proportionate share):
Gold revenue	$20,914	$25,034	$19,390	$15,617	$8,440	$9,410	$10,633

Mining costs:
Total cash costs	(8,918)	(9,487)	(7,775)	(8,032)	(7,541)	(6,998)	(6,374)
Cash cost adjustments:
Stockpile movement	250	835	1,175	(144)	(1,879)	(1,741)	(429)
Deferred stripping	2,408	(1,174)	(939)	1,538	3,199	1,766	249
Gold in process	(1,803)	1,163	738	(273)	(194)	49	382
	855	824	974	1,121	1,126	74	202
Gold Institute cash costs	(8,063)	(8,663)	(6,801)	(6,911)	(6,415)	(6,924)	(6,172)
Change in bullion inventory	-	-	(531)	(471)	747	255	(611)
Exploration expensed	-	(3)	(8)	-	-	-	-
Foreign exchange, interest and other	(205)	1,582	(358)	(1,528)	152	(129)	(130)
Other non-cash adjustments	191	190	176	98	75	153	(19)
	(14)	1,769	(721)	(1,901)	974	279	(760)
Mining costs	(8,077)	(6,894)	(7,522)	(8,812)	(5,441)	(6,645)	(6,932)
	12,837	18,140	11,868	6,805	2,999	2,765	3,701
Depreciation	(3,744)	(4,288)	(3,584)	(2,912)	(1,478)	(1,800)	(1,827)
Income taxes	(3,896)	(157)	259	-	-	-	-
Net earnings from Yatela	$5,197	$13,695	$8,543	$3,893	$1,521	$965	$1,874
Gold production - 100% (000 oz)	84	100	82	78	54	57	58
Gold production - 40% (000 oz)	33	40	33	31	21	23	23
Total cash costs per ounce ($/oz)	$264	$238	$236	$257	$352	$309	$277
Gold Institute cash costs per
ounce ($/oz)	$239	$217	$207	$221	$300	$306	$268

(in $000's except where noted)		2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Tarkwa (18.9% proportionate share):
Gold revenue	$20,455	$20,835	$20,079	$15,188	$14,387	$16,154	$14,954

Mining costs:
Total cash costs	(12,020)	(11,555)	(11,110)	(9,801)	(9,654)	(9,384)	(8,252)
Gold in process	121	280	65	524	102	(183)	(77)
Gold Institute cash costs	(11,899)	(11,275)	(11,045)	(9,277)	(9,552)	(9,567)	(8,329)
Interest income (expense)	(198)	40	(33)	(119)	248	136	130
Mining costs	(12,097)	(11,235)	(11,078)	(9,396)	(9,304)	(9,431)	(8,199)
	8,358	9,600	9,001	5,792	5,083	6,723	6,755
Depreciation	(1,862)	(1,776)	(1,984)	(1,756)	(1,837)	(1,898)	(2,201)
Income taxes	(1,683)	(1,861)	168	(1,208)	(987)	(1,454)	724
Net earnings from Tarkwa	$4,813	$5,963	$7,185	$2,828	$2,259	$3,371	$5,278
Gold production - 100% (000 oz)	174	176	192	167	174	199	185
Gold production - 18.9% (000 oz)	33	33	36	32	33	37	35
Total cash costs per ounce ($/oz)	$366	$347	$305	$311	$293	$249	$236
Gold Institute cash costs per
ounce ($/oz)	$363	$339	$304	$295	$290	$254	$238

Damang (18.9% proportionate share):
Gold revenue	$5,699	$6,611	$6,447	$5,474	$4,733	$4,713	$4,367

Mining costs:
Total cash costs	(3,897)	(3,805)	(3,916)	(3,631)	(3,620)	(3,778)	(3,209)
Gold in process	(209)	115	(128)	(123)	(388)	(4)	(311)
Gold Institute cash costs	(4,106)	(3,690)	(4,044)	(3,754)	(4,008)	(3,782)	(3,520)
Exploration expensed	(65)	(101)	(57)	(107)	(119)	(63)	(74)
Interest income (expense)	4	146	19	(129)	138	110	48
Mining costs	(4,167)	(3,645)	(4,082)	(3,990)	(3,989)	(3,735)	(3,546)
	1,532	2,966	2,365	1,484	744	978	821
Depreciation	(247)	(268)	(278)	(250)	(295)	(481)	(381)
Income taxes	(341)	(649)	(471)	(403)	(157)	(333)	4
Net earnings from Damang	$944	$2,049	$1,616	$831	$292	$164	$444
Gold production - 100% (000 oz)	48	56	62	60	57	58	54
Gold production - 18.9% (000 oz)	9	11	12	11	11	11	10
Total cash costs per ounce ($/oz)	$425	$361	$334	$319	$335	$343	$315
Gold Institute cash costs per
ounce ($/oz)	$448	$350	$345	$330	$371	$343	$345

Total mining operations:
Gold revenue	$89,808	$97,974	$69,277	$57,656	$47,024	$48,132	$46,551
Mining costs:
Total cash costs	(48,860)	(49,661)	(36,243)	(35,427)	(32,732)	(33,362)	(30,094)
Total cash adjustments	2,762	3,966	2,808	3,208	1,975	1,874	1,087
Gold Institute cash costs	(46,098)	(45,695)	(33,435)	(32,219)	(30,757)	(31,488)	(29,007)
Other adjustments	(787)	1,715	(2,347)	(6,212)	965	(598)	(1,190)
Mining costs	(46,885)	(43,980)	(35,782)	(38,431)	(29,792)	(32,086)	(30,197)
	42,923	53,994	33,495	19,225	17,232	16,046	16,354
Depreciation	(12,287)	(13,688)	(8,367)	(8,201)	(6,922)	(7,273)	(7,309)
Income taxes	(11,299)	(7,183)	(3,321)	(1,626)	(2,910)	(2,641)	(22)
Net earnings from all mines	$19,337	$33,123	$21,807	$9,398	$7,400	$6,132	$9,023
Attributable production (000 oz)	140	158	123	117	109	114	106
Weighted average Total cash
costs per ounce ($/oz)	$348	$315	$294	$304	$299	$292	$283
Weighted average Gold Institute
cash costs per ounce ($/oz)	$329	$290	$271	$276	$281	$275	$273

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited)
(United States Dollars in 000’s, except per share data)
For the period ended September 30, 2006

	Three months ended		Nine months ended
Revenue:	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Gold sales	$63,654	$27,904	$176,933	$82,399
Royalties	2,005	3,412	5,162	7,949
	65,659	31,316	182,095	90,348
Expenses:
Mining costs	30,621	16,499	80,343	53,872
Depreciation and depletion	10,178	4,790	27,927	14,411
Amortization of royalty interests	1,065	1,899	2,696	4,387
	41,864	23,188	110,966	72,670
	23,795	8,128	71,129	17,678
Earnings from working interests	5,757	2,551	22,570	11,808
	29,552	10,679	93,699	29,486
Other expenses (income):
Corporate administration	4,954	2,022	11,300	5,691
Exploration	3,294	2,326	7,008	6,972
Foreign exchange	182	773	162	423
Investment income	(1,010)	(202)	(3,305)	(411)
	7,420	4,919	15,165	12,675
Earnings before income taxes	22,132	5,760	78,534	16,811
Income taxes (recovery):
Current	8,394	2,114	16,514	4,236
Future	313	(552)	(1,094)	(1,741)
	8,707	1,562	15,420	2,495
Net earnings	13,425	4,198	63,114	14,316
Retained earnings, beginning of period	103,710	52,515	54,021	42,397
Retained earnings, end of period	$117,135	$56,713	$117,135	$56,713
Number of common shares (000's)
Average outstanding during period	175,842	147,182	167,890	146,383
Outstanding at end of period	175,879	147,619	175,879	147,619
Net earnings per share (basic)	$0.08	$0.03	$0.38	$0.10
Net earnings per share (diluted)	$0.08	$0.03	$0.37	$0.10

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(unaudited)
(United States Dollars in 000’s, except per share data)
As at September 30, 2006
	As at	As at
	Sept. 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents (note 3)	$98,438	$45,534
Short term deposits	22,796	15,823
Gold bullion
(market value $89,097; Dec. 31, 2005 - $76,139) (note 4)	48,997	48,840
Accounts receivable and other	24,696	20,267
Inventories	16,820	12,825
	211,747	143,289
Ore stockpiles	35,789	17,941
Long-term receivables	20,199	13,600
Working interests	87,058	92,762
Royalty interests	41,002	51,482
Mining interests	182,481	70,716
Development	103,982	962
Other assets	12,151	3,347
Goodwill	133,854	74,886
	$828,263	$468,985
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$38,764	$19,892
Current portion of forward sales liability	16,058	-
Dividends payable	-	8,870
	54,822	28,762
Long-term liabilities:
Long-term portion of loans payable (note 5)	-	6,924
Future income tax liability	46,880	14,791
Asset retirement obligations	10,428	7,506
Long-term portion of forward sales liability	32,598	-
	89,906	29,221
Shareholders' equity:
Common shares (Issued: 175,879,000 shares) (note 6(a))	561,356	352,606
Stock-based compensation (note 6(b))	5,352	4,671
Share purchase loans	(308)	(296)
Retained earnings	117,135	54,021
	683,535	411,002
	$828,263	$468,985

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(United States Dollars in 000’s, except per share data)
For the period ended September 30, 2006
	Three months ended		Nine months ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Operating activities:
Net income	$13,425	$4,198	$63,114	$14,316
Items not affecting cash:
Earnings from working interests, net of dividends	(4,812)	(2,551)	(13,120)	(7,083)
Depreciation, depletion and amortization	11,456	6,729	30,999	18,867
Amortization of forward sales liability	(3,774)	-	(7,451)	-
Exploration writedown	200	-	200	-
Future income taxes	313	(552)	(1,094)	(1,741)
Stock-based compensation	814	294	2,158	692
Gain on sale of royalties and repurchase of call options	-	-	(1,352)	-
Unrealized foreign exchange losses (gains)	(78)	922	653	590
Change in non-cash operating working capital	-	-
Current	5,967	(8,134)	5,844	(9,640)
Long-term	(5,592)	922	(15,962)	40
	17,919	1,828	63,989	16,041
Financing activities:
Issue of common shares, net of issue costs	154	2,875	9,585	6,412
Dividends paid	-	-	(8,870)	(7,276)
Repayments of non-recourse loans	-	(6)	(6,578)	(1,713)
Repayments of loans payable	-	-	(16,252)	-
Repurchase of call options	-	-	(3,363)	-
	154	2,869	(25,478)	(2,577)
Investing activities:
Gallery Gold acquisition costs, net of cash acquired	(73)	-	(3,243)	-
Mining interests	(1,341)	(2,373)	(3,874)	(8,596)
Development	(2,332)	-	(6,438)	-
Note receivable	-	(80)	4,475	654
Distributions received from working interests	6,274	-	18,824	-
Short term deposits	8,862	(15,611)	(6,973)	(15,613)
Gold bullion royalties	(33)	(203)	(157)	(584)
Proceeds from sale of royalty interests (note 2)	-	-	13,850	-
Other assets	(1,645)	(17)	(2,071)	(159)
	9,712	(18,284)	14,393	(24,298)
Increase in cash and cash equivalents	27,785	(13,587)	52,904	(10,834)
Cash and cash equivalents, beginning of period	70,653	39,905	45,534	37,152
Cash and cash equivalents, end of period	$98,438	$26,318	$98,438	$26,318
Supplemental cash flow information:
Interest paid	$-	$140	$2,670	$187
Income taxes	8,394	2,115	16,514	4,236

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements
(unaudited)
(Tabular amounts in thousands of United States dollars except per share data)

The interim consolidated financial statements of IAMGOLD Corporation (“the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada, except they do not contain all the disclosures as required for annual financial statements. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2005. The results of operations for the nine-month period are not necessarily indicative of the results to be expected for the full year.

1. Acquisitions:

Gallery Gold Limited:

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”) in exchange for the issuance of 26,221,468 common shares. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef development project in Tanzania. The purchase price has been determined to be $202.3 million, including acquisition expenses of $2.5 million and the purchase of GGL common share options for $2.4 million.

The acquisition has been accounted for under the purchase method. The preliminary allocation of the fair value of the consideration to the fair value of the identifiable assets and liabilities on the closing date is set out below:

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$971
Accounts receivable and other	3,506
Inventories and stockpiles	13,932
Marketable securities	472
Mining interest	135,668
Exploration and development	96,582
Other assets	1,377
Goodwill	71,991
Accounts payable and other liabilities	(11,186)
Loans payable	(16,589)
Forward sales liability	(56,107)
Gold call option	(3,604)
Asset retirement obligation	(2,506)
Future tax liability	(32,178)
$202,329
Consideration paid:
Issue of 26,221,468 common shares of the Company	$197,448
Settlement of GGL common share options	2,402
Cost of acquisition	2,479
$202,329

The forward sales liability is amortized and recorded as gold revenue when the forward sales contract is settled.

2. Royalty Sale:

On April 25, 2006, the Company closed a transaction with Battle Mountain Gold Exploration Corp. (“BMGX”) whereby the Company sold a portfolio of gold royalties to that corporation. The portfolio included royalties on the Williams, El Limon, Don Mario and Joe Mann mines and the Dolores development project. Total consideration for the sale was $21.9 million, consisting of $13.9 million in cash, 12 million common shares of BMGX valued at $6 million and a $2.0 million debenture of a 100% owned subsidiary of BMGX convertible into common shares of BMGX. The common shares carry certain restrictions as to their resale and have been recorded in marketable securities included in other assets. The debenture has a term of two years, carries an interest rate of 6%, is convertible into BMGX shares at a rate of $0.50 per share and has been recorded in long-term receivables.

Goodwill attributable to the royalties sold of $12.9 million was written off at the time of the sale, resulting in a net after tax gain of $0.6 million on the sale of the royalties.

3. Cash and Cash Equivalents:

	September 30, 2006	December 31, 2005
Corporate	$79,598	$37,576
Joint ventures	18,840	7,958
	$98,438	$45,534

4. Gold Bullion:

As at September 30, 2006, the Company held 148,681 ounces of gold bullion at an average cost of $330 per ounce for a total cost of $49.0 million. The market value of this gold bullion, based on the market close price on September 30, 2006 of $599 per ounce was $89.1 million.

5. Loans Payable:

(a)	The Yatela loan (December 31, 2005-$6.9 million) was repaid in June 2006.

(b)	The Mupane loan of $16.2 million, acquired with the acquisition of GGL, was repaid in June 2006.

6. Share Capital:

(a) Authorized:
Unlimited first preference of shares, issuable in series
Unlimited third preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:
	Number of Shares	Amount
Issued and outstanding, December 31, 2005	147,648,127	$352,606
Shares issued on acquisition of GGL (note 1)	26,221,468	197,448
Exercise of options	1,969,234	10,969
Share bonus issued	18,830	159
Share purchase plan	21,025	174
Issued and outstanding, September 30, 2006	175,878,684	$561,356

(b) Stock-based compensation:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of September 30, 2006 and changes during the nine months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, January 1, 2006	4,076,242	$6.62
Granted	1,455,000	10.63
Exercised	(1,969,234)	5.61
Forfeited	(66,666)	10.15
Outstanding, September 30, 2006	3,495,342	$8.79
Options exercisable, September 30, 2006	1,605,009	$7.24

The fair value of the options granted in 2006 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: a weighted average risk-free interest rate of 5%, dividend yield of 1%, a weighted average volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 or 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years and recorded as stock-based compensation within shareholders’ equity. As options are exercised, these corresponding values are transferred to the common share account within shareholders’ equity. For the nine months ended September 30, 2006, $1.8 million was recorded as compensation expense.

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution to purchase a maximum of 750,000 common shares. The plan was activated in 2005. $0.09 million was recorded as compensation expense and 21,025 restricted common shares were issued to employees during the nine months ended September 30, 2006. Common shares issued under the share purchase plan are restricted for one year.

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. The Company awarded share bonuses totaling 11,440 shares for the nine months ended September 30, 2006 to non-executive board members and recorded $0.1 million as compensation expense. The Company awarded 22,172 restricted common shares with a value of Cdn$0.2 million in 2004 and 77,700 restricted common shares with a value of Cdn$0.8 million in 2006 which are to be issued over a three-year vesting period, of which 7,390 shares were issued and $0.3 million was recorded as compensation expense for the nine months ended September 30, 2006.

7. Segmented Information:

(a)	The preliminary allocation of the Company’s assets, liabilities, revenue and expenses to the appropriate reporting segments identified by the Company is as follows:

				Exploration and
September 30, 2006	Mali	Ghana	Botswana	Development	Corporate	Total
Cash and gold bullion	$18,840	$-	$5,539	$2,024	$143,828	$170,231
Other current assets	27,753	-	10,686	630	2,447	41,516
Long-term assets	95,442	-	178,788	139,861	56,208	470,299
Long-term assets related to working interests		146,217	-	-	-	146,217
	$142,035	$146,217	$195,013	$142,515	$202,483	$828,263
Current liabilities	$27,816	$-	$21,020	$2,106	$3,880	$54,822
Long-term liabilities	8,924	-	45,035	22,162	13,785	89,906
	$36,740	$-	$66,055	$24,268	$17,665	$144,728

				Exploration and
December 31, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Cash and gold bullion	$7,958	$-	$-	$688	$101,551	$110,197
Other current assets	30,547	-	-	385	2,160	33,092
Long-term assets	102,007	-	-	962	70,805	173,774
Long-term assets related to working interests		151,922	-	-	-	151,922
	$140,512	$151,922	$-	$2,035	$174,516	$468,985
Current liabilities	$15,867	$-	$-	$596	$12,299	$28,762
Long-term liabilities	14,461	-	-	-	14,760	29,221
	$30,328	$-	$-	$596	$27,059	$57,983

				Exploration and
Three months ended September 30, 2006	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$51,059	$-	$12,595	$-	$2,005	$65,659
Earnings from working interests	-	5,757	-	-	-	5,757
Operating costs of mine	20,458	-	9,921	-	-	30,379
Depreciation, depletion and amortization	6,530	-	3,648	-	1,065	11,243
Exploration expense	9	-	90	3,094	-	3,193
Other expense	305	-	148	354	4,984	5,791
Interest and investment expense
(income), net	(261)	-	(51)	(83)	(927)	(1,322)
Income taxes	9,085	-	190	(383)	(185)	8,707
Net earnings (loss)	$14,933	$5,757	$(1,351)	$(2,982)	$(2,932)	$13,425

				Exploration and
Three months ended September 30, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$27,904	$-	$-	$-	$3,412	$31,316
Earnings from working interests	-	2,551	-	-	-	2,551
Operating costs of mine	16,263	-	-	-	-	16,263
Depreciation, depletion and amortization	4,790	-	-	-	1,899	6,689
Exploration expense	75	-	-	2,326	-	2,401
Other expense	(136)	-	-	2	2,793	2,659
Interest and investment expense
(income), net	296	-	-	2	(203)	95
Income taxes	1,766	-	-	-	(204)	1,562
Net earnings (loss)	$4,850	$2,551	$-	$(2,330)	$(873)	$4,198

				Exploration and
Nine months ended September 30, 2006	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$149,987	$-	$26,947	$-	$5,161	$182,095
Earnings from working interests	-	22,570	-	-	-	22,570
Operating costs of mine	60,528	-	19,401	-	-	79,929
Depreciation, depletion and amortization	20,037	-	7,891	-	2,695	30,623
Exploration expense	219	-	150	6,808	-	7,177
Other expense	1,791	-	230	424	11,238	13,683
Interest and investment expense
(income), net	(1,953)	-	(23)	(95)	(3,210)	(5,281)
Income taxes	17,189	-	(222)	(383)	(1,164)	15,420
Net earnings (loss)	$52,176	$22,570	$(480)	$(6,754)	$(4,398)	$63,114

				Exploration and
Nine months ended September 30, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$82,399	$-	$-	$-	$7,949	$90,348
Earnings from working interests	-	11,808	-	-	-	11,808
Operating costs of mine	51,202	-	-	-	-	51,202
Depreciation, depletion and amortization	14,411	-	-	-	4,387	18,798
Exploration expense	319	-	-	6,972	-	7,291
Other expense	138	-	-	11	6,103	6,252
Interest and investment expense
(income), net	2,213	-	-	(5)	(406)	1,802
Income taxes	3,370	-	-	-	(875)	2,495
Net earnings (loss)	$10,746	$11,808	$-	$(6,978)	$(1,260)	$14,316

(b)	The Company’s share of mining asset additions at its joint ventures for the nine months ended September 30, 2006 is $2.6 million (2005 - $8.6 million).

The preliminary allocation of the goodwill arising from the acquisition of GGL to the Botswana and the exploration and development reporting segments is $38.3 million and $33.7 million respectively.

(c)
The Company’s $18.8 million share of cash at September 30, 2006 (December 31, 2005 - $7.9 million) in the joint ventures is not under the Company’s direct control. The Company’s share of joint venture cash flows for the period ended September 30, 2006 is as follows:

8. Subsequent Events:

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior Inc. (“Cambior”). As consideration for the transaction, the Company issued approximately 116 million common shares along with options and warrants exercisable for  approximately 11 million common shares of IAMGOLD. Cambior is an international gold producer with operations, development projects and exploration activities throughout the Americas. The purchase price has been determined to be approximately $1.14 billion, including acquisition costs of $5.0 million.

The acquisition will be accounted for under the purchase method with the fair value of the consideration allocated to the fair value of the identifiable assets and liabilities on the closing date. A preliminary allocation is set out below based on Cambior’s June 30, 2006 values

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$3,636
Other current assets	110,330
Mining interests	823,189
Development	27,217
Other long-term assets	80,260
Goodwill	500,230
Current liabilities	(112,410)
Asset retirement obligations	(76,045)
Long term portion of forward sales liability	(5,907)
Long term debt	(16,214)
Future income tax	(160,269)
Other liabilities	(32,328)
$1,141,689

Consideration paid:
116,000,000 IAMGOLD common shares	$1,103,928
11,000,000 IAMGOLD equivalent options and warrants	32,761
Acquisition costs	5,000
$1,141,689